04034991

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year Ended December 31, 2003

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 0-1999

Full Title of Plan:

Kentucky Investors, Inc.,
and Affiliated Companies 401(K) Savings Plan and Trust Agreement

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Kentucky Investors, Inc., and
Investors Heritage Life Insurance Company
200 Capital Avenue, P. O. Box 717
Frankfort, Kentucky 40602

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

KENTUCKY INVESTORS, INC., AND AFFILIATED COMPANIES 401(K) SAVINGS PLAN AND TRUST AGREEMENT

Date: June 28, 2004

BY: ______________________
Harry Lee Waterfield II
Chairman of the Board, President
Kentucky Investors, Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Harry Lee Waterfield II and Raymond L. Carr, being the President and Vice President, Chief Financial Officer, respectively, of Kentucky Investors, Inc., hereby certify as of this 18th day of June, 2004, that the Form 11-K for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Kentucky Investors, Inc., and Affiliated Companies 401(k) Savings Plan and Trust Agreement.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Kentucky Investors, Inc. and will be retained by Kentucky Investors, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

KENTUCKY INVESTORS, INC.

BY: Harry Lee Waterfield II
President

DATE: June 28, 2004

BY: Raymond L. Carr
Vice President - Chief Financial Officer

DATE: June 28, 2004

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-115680) pertaining to the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan of our report dated June 18, 2004, with respect to the financial statements of the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Cincinnati, Ohio
June 24, 2004

FINANCIAL STATEMENTS

Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan

For each of the three years in the period ended December 31, 2003
with Report of Independent Registered Public Accounting Firm

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Audited Financial Statements

For each of the three years in the
period ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Kentucky Investors, Inc.

We have audited the accompanying statements of financial condition of the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 2003 and 2002, and the income and changes in plan equity for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 24, 2004

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Statements of Financial Condition

	December 31	
	2003	**2002**
Assets		
Investments in securities of participating employers–at fair value:		
Kentucky Investors, Inc. common stock–292,871 and 297,574 shares –cost \$5,058,911 and \$5,149,675 for 2003 and 2002, respectively	**\$ 7,775,718**	\$ 6,963,231
Cash	**16,862**	18,032
Plan Equity	**\$ 7,792,580**	\$ 6,981,263

See accompanying notes.

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Statements of Income and Changes in Plan Equity

	Year ended December 31		
	2003	**2002**	**2001**
Investment income–dividends on common stock of participating employers	**$ 114,697**	$ 105,244	$ 100,971
Contributions:			
Participating employers	**246,590**	273,742	258,187
Participants	**246,590**	273,742	258,187
	493,180	547,484	516,374
Distributions to participants	**(757,141)**	(83,373)	(521,398)
	(149,264)	569,355	95,947
Net appreciation in aggregate fair value of common stock investments	**960,581**	224,740	474,020
Net increase in Plan equity	**811,317**	794,095	569,967
Plan equity at beginning of year	**6,981,263**	6,187,168	5,617,201
Plan equity at end of year	**$ 7,792,580**	$ 6,981,263	$ 6,187,168

See accompanying notes.

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan (the Plan) are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value based upon quoted bid prices on the last business day of the Plan year. Stock distributions are recorded on an average cost basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan that was established as an incentive to eligible employees of Kentucky Investors, Inc. (Kentucky Investors), Investors Heritage Life Insurance Company (Investors Heritage) and Investors Heritage Printing, Inc. (collectively, the Sponsoring Companies).

Participants have the option of investing their contributions and the matching employer contributions in Kentucky Investors common stock. Participants have the additional option of directing their contributions to select mutual funds. A participant can change the election of future contributions semiannually.

2. Description of the Plan (continued)

All employees completing 1,000 or more hours of service within the year are eligible to participate. Employees who meet the eligibility requirements and elect to participate are entitled to make voluntary contributions of 1 percent to 10 percent of eligible compensation. The applicable participating employer will then contribute an amount equal to the employee contributions if the selected investment option is Kentucky Investors stock. If the selected investment option consists of mutual funds, the participating employer will contribute an amount equal to 10 percent of the employee contributions. At its discretion, the participating employer may contribute an amount greater than the employee contributions, subject to certain limitations.

The Plan is administered by a committee appointed by the Board of Directors of Kentucky Investors and the Plan trustee is Farmers Bank and Capital Trust Company of Frankfort, Kentucky. Purchases of common stock by the trustee for the Plan may be made in open market transactions with unrelated parties or may be purchased directly from Kentucky Investors or Investors Heritage.

Each participant's account is credited with the participant's contributions and an allocation of (a) Employer contributions and (b) Plan earnings. In addition, each participant's account may be charged with an allocation of administrative expenses. Allocations are based on participant elective contributions or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts shall first be applied to the restoration of forfeitures and then shall be used to reduce future employer contributions at the discretion of the Sponsoring Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are fully vested as to employee contributions. Participants are partially vested as to their share of employer contributions after two years of service and fully vested after six years. Participants who reach the normal retirement age while employed by the company also will be fully vested. On termination of service for death, disability or retirement, a participant may elect to receive either a lump-sum amount or monthly, quarterly or annual installments equal to the vested value of his or her account in the form of the Kentucky Investors securities allocated to their account. Prior to selling, or otherwise disposing of the stock, a former participant must first offer to sell it to the Sponsoring Companies at fair market value.

2. Description of the Plan (continued)

When an employee withdraws from the Plan, the nonvested portion of the participating employer's contributions is forfeited. If a terminated employee returns to employment within five years, the Plan would be required to reinstate the participant's account upon repayment of amounts previously distributed to the employee.

Although it has expressed no intention to do so, the Board of Directors of Kentucky Investors is authorized to amend or terminate the Plan at any time. Further, the Board of Directors of any of the sponsoring companies may, at any time, terminate the Plan with respect to the employees of that company. Should the Plan be terminated, each participant's account would become 100 percent vested.

More detailed information concerning the Plan may be found by consulting the *Summary Plan Description.*

3. Investment Options

The Plan provides for separate investment programs with separate funds. As of December 31, 2003 and 2002, all assets of the Plan were held in the Kentucky Investors Common Stock investment option.

Prior to January 1, 2002, the dividends earned on Kentucky Investors Common Stock were reinvested in the Plan. Effective January 1, 2002, an Employee Stock Ownership Plan was established as part of the Plan. Participants have the option of receiving payment of the Kentucky Investors Common Stock dividend or having the dividends reinvested in the Plan.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

5. Transactions with Related Parties

The Plan has investments in common stock of Kentucky Investors.

Administrative expenses for the Plan have been paid by the sponsoring companies. The Plan is not charged for administrative services performed on its behalf by the participating employers.

6. Contributions

Contributions made by the Sponsoring Companies and their participating employees during the years ending December 31, 2003, 2002, and 2001 were as follows:

	Investors Heritage	Investors Heritage Printing, Inc.	Total
Year ended December 31, 2003			
Contributions:			
Participating employers	**$ 233,149**	**$ 13,441**	**$ 246,590**
Participants	**233,149**	**13,441**	**246,590**
Year ended December 31, 2002			
Contributions:			
Participating employers	$ 260,790	$ 12,952	$ 273,742
Participants	260,790	12,952	273,742
Year ended December 31, 2001			
Contributions:			
Participating employers	$ 245,814	$ 12,373	$ 258,187
Participants	245,814	12,373	258,187